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                                 EXHIBIT 4(i)

                             AMENDATORY ENDORSEMENT
                            LIFE WITH EMERGENCY CASH

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                     Peoples Benefit Life Insurance Company
    A Stock Company
    Home Office located at: 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499 (Hereafter called the Company, we, our or us) (800)-525-6205


                             AMENDATORY ENDORSEMENT


This endorsement is made a part of the annuity contract to which it is attached, and the following section is amended with additional language to the following provisions as follows:


SECTION 10 - ANNUITY PAYMENTS

B. FIXED ACCOUNT PAYMENTS

Option 6 - Life with Emergency Cash

Level payments will be made during the joint lifetime of the Payee and a joint Payee of Your selection. Payments will be made as long as either person is living, but the annuity may be surrendered (in full or part). The cash value is equal to a multiple of the payment where that multiple reduces over time to zero at age 101 of the younger Annuitant. A surrender charge will be applied. Should the last surviving Annuitant die before age 101 (or IRS Age Limitation Date if earlier and the contract is qualified), the same cash value would be payable, but without the surrender charge.


C. VARIABLE ACCOUNT PAYMENT OPTIONS

Determination of the First Variable Payment

Option 3-V - Life Income
An election may be made among:

3. Life with Emergency Cash - We will make payments during the Annuitant's lifetime, but the annuity may be surrendered (in full or part). The cash value is equal to a multiple of the Supportable Payment (see definition below), where the multiple reduces over time to zero at age 101. A surrender charge will be applied. Should the Annuitant die before age 101 (or IRS Age Limitation Date if earlier and the contract is qualified), the same cash value would be payable, but without the surrender charge.


Option 6-V - Joint and Survivor Annuity - Life with Emergency Cash

Payments will be made during the joint lifetime of the Payee and a joint Payee of Your selection. Payments will be made as long as either person is living, but the annuity may be surrendered (in full or part). The cash value is equal to a multiple of the Supportable Payment (see definition below), where that multiple reduces over time to zero at age 101 of the younger Annuitant. A surrender charge will be applied. Should the last surviving Annuitant die before age 101 (or IRS Age Limitation Date if earlier and the contract is qualified), the same cash value would be payable, but without the surrender charge.

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Supportable Payment
The Supportable Payment is the sum of each selected subaccount's variable annuity unit value times the number of variable annuity units. The variable annuity units are adjusted to reflect the year-to-date difference between the stabilized payment and the payment had they not been stabilized. Supportable Payments are used to determine surrender values, death benefits and transfers.

Determination of Subsequent Variable Payments
The amount of each variable annuity payment after the first will increase or decrease according to the value of the variable annuity units which reflect the investment experience of the selected Subaccounts. Each variable annuity payment after the first will be equal to the number of variable annuity units in the selected Subaccounts multiplied by the variable annuity unit value on the date the payment is made. The number of variable annuity units in each selected Subaccount is determined by dividing the first variable annuity payment allocated to the Subaccount by the variable annuity unit value of that Subaccount on the Annuity Commencement Date. If "Life with Emergency Cash" is chosen (Option 3-V(3) or 6-V), payments would be "stabilized" (would change only once per year) but "value adjustments" would be made to ensure full value would be received.



                  Signed for the Company at the Home Office.

/s/ Craig D. Vermie                /s/ Bart Herbert, Jr.

Craig D. Vermie                    Bart Herbert, Jr.
Secretary                          President


Form No. AE LEC 0302

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